June 9, 2017

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Anthera Pharmaceuticals, Inc. Request for Withdrawal of Form AW (File No. 333-218420)

Ladies and Gentlemen:

Anthera Pharmaceuticals, Inc. (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the amendment withdrawal request on Form AW filed on the Company’s behalf on June 8, 2017 under the above-referenced file number (the “Amendment Withdrawal Request”). The Amendment Withdrawal Request requested the withdrawal of Post-Effective Amendment No. 1 to Form S-8 erroneously filed under form type “POS AM” instead of “S-8 POS”. The Company makes this withdrawal request pursuant to Rule 477 under the Securities Act of 1933, as amended, given that the Amendment Withdrawal Request should be made directly by the Company. The Company intends to refile the Amendment Withdrawal Request on Form AW on its own behalf on or around June 9, 2017.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at 510-856-5584.

Sincerely,

/s/ May Liu
May Liu

Senior Vice President, Finance and Administration (Principal Accounting and Financial Officer) Anthera Pharmaceuticals, Inc.